Exhibit FS.2.1

Atlanta Gas Light Company

Statement of Income

Unaudited

In millions	Calendar 2003
Operating revenues	$517.6
Operating expenses
Cost of gas	65.7
Operation and maintenance	204.5
Depreciation and amortization	60.5
Taxes other than income taxes	16.3
Total operating expenses	347.0
Gain on sale of Caroline Street campus	21.5
Operating income	192.1
Other income (loss)	1.2
Donation to private foundation	(8.0)
Interest expense	(34.0)
Earnings before income taxes	151.3
Income taxes	58.5
Income before cumulative effect of change in accounting principle	92.8
Cumulative effect of change in accounting principle	-
Net income	$92.8